Exhibit 1

FOR IMMEDIATE RELEASE	14 November 2011

WPP PLC (“WPP”)

WPP participates in second round of financing in InGameAd in China

WPP announces that it has participated in a second round of financing to maintain its minority interest in InGameAdvertising (“IGA”) in China.

WPP has invested in a series B preferred stock round in IGA alongside new investor Singtel Innov8 and existing investor Revolution Capital.

IGA was founded in 2005 and employs 30 people.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China—a region WPP has been committed to for over 20 years—remains one of the fastest growth markets for the Group, currently WPP’s fourth largest market with revenues (including associates) of well over $1billion. WPP’s digital revenue alone in China is well over $200 million.

The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position across all communications services, as is also the case in the BRICs and Next 11 markets.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204